April 19, 2006

VIA U.S. MAIL AND FACSIMILE:  (612) 339-4181

Ryan G. Miest, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, Minnesota 55402-2015
(612) 349-8500

Re:	InfoUSA Inc.
	Definitive Additional Materials filed April 17 and 18, 2006
      File No. 000-19598
      Schedule 13G filed April 12, 2006
      File No.  005-42304

Dear Mr. Miest:

We have reviewed your filings referenced above and have the following comments.

Schedule 13G/A

1. We note the filing of the amendment on April 12, 2006 of the
Schedule 13G by Mr. Vinod Gupta. This amendment discloses a beneficial ownership position in the company of over 40%. In
2005, the company`s proxy disclosure stated that Mr.Vinod Gupta`s beneficial ownership percentage was 37.9%. The difference is the
2.4 million shares held in trust for his adult children and in certain charitable vehicles, which were only recently disclosed.
The Schedule 13G filed April 12, 2006 states that the "[r]eporting person`s indirect beneficial ownership of the shares held by the trust and his spouse, as to which beneficial ownership is disclaimed, was inadvertently omitted from previous Schedule 13G filings." Please amend Mr. Gupta`s beneficial ownership report to identify the number of shares in each separate acquisition by party (trust or spouse) and the dates on which they were acquired and state the date the obligation to report such acquisitions was due.

Definitive Additional Materials

2. As you are aware, you must ensure that any allegation is substantiated. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. The bases for many of the opinions you set forth in the proxy materials referenced above are not self-evident and are not disclosed. Accordingly, and with a view toward additional disclosure, for each claim you are making in this document, please state each claim as a belief and provide the staff with annotated materials adequately supporting each such belief. Our comments below incorporate this comment and our comments apply with equal force to your Memorandum to all Employees and press release filed yesterday as additional materials.

3. Throughout your proxy materials you several times refer to Dolphin`s nominees as "hand-picked." You must explain this characterization and provide balance. In this respect we note that you have never disclosed how the candidates recently appointed to the board by the board were selected or the participation of Mr. Vinod Gupta in this process.

4. On page one you state that Dolphin "has launched a hostile proxy contest." Since every proxy contest is necessarily in opposition to management, the use of the word "hostile" should be reconsidered as it appears to insinuate inappropriate motives.

5. On page one you state that Dolphin became a stockholder "just months ago." Please amend this statement to be more specific. We understand that Dolphin began to acquire shares in the company on June 20, 2005, which is nearly ten months ago, as Dolphin discloses in its proxy materials. It appears that this requires correction.

6. On page one you state that Dolphin`s agenda is "misguided."
Explain what this refers to and in what way Dolphin is misguided in this contest.

7. On page one you state "[i]n fact, we believe the dissident is trying to win representation on the Board of Directors only to advance its own misguided and self-serving agenda." While you have stated your view in terms of a belief, you provide no reasonable basis for the assertion that Dolphin`s agenda is in any way self-
serving.   Amend to state why Dolphin has an agenda to advance its
own interests and that it would benefit from the outcome of the proxy contest other than proportionately as a shareholder of the company. In this respect, we remind you of your responsibilities under Rule 14a-9 of the Proxy Rules. Some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9 may include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation 14A.

8. On page one you state that you have achieved a 17.3% compound annual rate of revenue growth since 1992. It appears that it may be appropriate to state how much of your compound annual rate of revenue growth is attributable to organic growth and how much to acquisitions. In this respect, we note that acquisitions have been the driving force for much of this growth. Further, you should explain why revenue growth is an appropriate metric of value, as opposed, for example to growth in earnings per share.

9. On page one you reference your four year stock performance, beginning in December 2001. Explain why this should be the relevant period of measurement.

10. On page two you state "By executing our strategy of providing our customers with a one-stop solution, we can proudly say that we can offer our customers service that is unparalleled in our industry." Please provide support for this statement that the company provides superior services and how you make such statement when it appears that you are one of the smaller companies when compared to leading industry players.

11. On page two you state "[w]e have over four million people who utilize our services - this represents more than the total customers of all our competitors combined." Please clarify this statement. It appears that you may have intended to refer only to subscription services. This statement implies that the company is the largest among its competitors generally and by a wide margin. Even as to subscription based services, you should provide support for the assertion that you have more customers than your competitors combined.

12. On page three you state "WE BELIEVE THAT DOLPHIN AND ITS HAND-PICKED NOMINEES REPRESENT ONLY DOLPHIN, NOT THE INTERESTS OF ALL infoUSA STOCKHOLDERS." You must provide the basis for this statement. In this regard, we note that in its proxy materials, Dolphin asserts that it has no interest other than as a Shareholder of the company. We note another unsupported statement, commented upon below, to the effect that Dolphin invests for quick and easy profits and that it is a liquidator.

13. We note your statements on page three that ". . . a forced sale conducted without regard to market timing, as the dissident seems to advocate, would produce as great a level of shareholder value as the continued execution of our strategic plan. Moreover, uncertainty caused by the dissident`s intent to put the company up for sale could cause customers to defect and make it more difficult to attract new customers." You must provide the basis for this assertion. We note that Dolphin has made the statement on page 2 of its original preliminary proxy materials that its platform included "reconstituting the special committee of the board to explore all methods for improving the Company`s performance and maximizing shareholder value, which could include a sale of the Company" (emphasis added). It appears that consideration of all strategic alternatives has been an expressed goal of Dolphin, one of which may be a sale. If you have some other basis for your belief you need to provide it.

14. Explain how Dolphin`s "interference could also impede your efforts to attract and retain talented employees in key positions," as stated on page three.

15. We note your statement on page three that you "believe that the dissident`s track record of investing for quick and easy profits clearly shows that they have never created value, only liquidated it. Please provide support for this statement. We believe that you should provide examples. As currently stated, there is no factual support for this statement.

16. On page three you remark that Dolphin`s nominees have no "relevant operational experience." You should provide balance in making such assertions. For example, this statement implies that the company believes that having relevant operational experience, which we assume means experience in the company`s particular industry, is an important criteria for board membership. The most recent addition to your board is Bernard Reznicek whose biography does not indicate relevant operational experience. Explain what you mean by "relevant operational experience" and why Mr. Reznicek satisfies this criteria any more than Dolphin nominees.

17. On page three you accuse Dolphin of making "misleading suggestions." Provide your examples of what those misleading suggestions comprise.

18. We note your statement on page four that "YOUR BOARD AND
MANAGEMENT IS DEDICATED TO SOUND CORPORATE GOVERNANCE. . . ."
Please provide the basis for this statement and describe how the board or management manifests its dedication to good governance. In this respect, we note that Dolphin has identified various governance issues in its proxy solicitation materials and other public announcements, including the exemption of Mr. Vinod Gupta and his affiliates from the company`s shareholder rights plan, oversight of the use of the company assets for personal executive benefit, and the dissolution of the special committee formed to evaluate Mr. Vinod Gupta`s going private bid. Also, we note that the Corporate
Library, an independent governance evaluation organization, has recently assigned a "D" governance rating to infoUSA.

19. On page four we note your statements that "Mr. Gupta owns more than 40% of the company`s outstanding shares, and other members of the senior management team and the Board also have considerable holdings. Clearly, the interests of the management are aligned
with those of all stockholders."   Explain how Mr. Vinod Gupta`s
interests are aligned with those of all shareholders. It is not clear or self evident to us that the interests of management are aligned with those of all stockholders. We note the recent history, in July 2005, of Mr. Vinod Gupta`s proposal to acquire the company being rejected by an independent committee of the board.

20. We note your statement, on page four, that "[a]s demonstrated by the decision last year to reject the going private proposal, the
Board is independent and acts in the best interests of
stockholders." We believe that this statement, paired with the claim that
Mr. Vinod Gupta owns more than 40% of the company . . . . and clearly the interests of management are aligned with all shareholders, lacks balance. In that respect, in discussing the board`s independence vis-a-vis the decision to reject last years going private proposal, we believe that you should state that it was a special committee of the board that voted to reject Mr. Vinod Gupta`s proposal.
Further, some relevant facts include (i) that the committee was disbanded by the board on a split vote one day after the company issued a release that the work of the board would continue, (ii) that each member of the special committee either voted against disbanding the committee, or in one case, abstained and (iii) it appears that the vote to disband the committee passed because of the vote of Mr. Vinod
Gupta, the Company`s outside counsel and another member of the board who served as a director of mutual funds affiliated with Mr. Vinod
Gupta. Please amend to provide balance in your disclosure of this matter.

21. On page four you state that you "believe that the dissident`s nominees only commitment is to its own short-term agenda." Please provide the factual basis for this belief.

      As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact me at (202) 551-3257, or by facsimile at (202) 772-9203 with any questions.

Very truly yours,


Celeste M. Murphy,
Special Counsel
Office of Mergers and Acquisitions